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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC MAIL
RECEIVED
JUN 0 3 2003
WASH. D.C.
152
PROCESSING SECTION

SEC FILE NUMBER
8-49354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: **CRAWFORD & SONS, LTD (11-041285)**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

113 CHAPEL STREET
(No. and Street)

FAYETTEVILLE	**NEW YORK**	**13066**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUISE CLARK **(315) 637-4645**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last, first, middle name)

135 DEWITT STREET	**SYRACUSE**	**NEW YORK**	**13203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions

PROCESSED JUN 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, James A. Crawford, Jr., swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crawford & Sons, Ltd., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

Chairman

Title



Notary Public

LOUISE A. CLARK
Notary Public, State of NY
Qualified in Onondaga County
No. 01MA6008456
My Commission Expires June 8, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder s Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SPIC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
JUN 03 2003
WASH, D.C. 152 SECTION

CRAWFORD & SONS, LTD.

FAYETTEVILLE, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

CONTENTS

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholder
Crawford & Sons, Ltd.
Fayetteville, New York

We have audited the accompanying statement of financial condition of Crawford & Sons, Ltd. as of March 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Crawford & Sons, Ltd. as of March 31, 2003 in conformity with U.S. generally accepted accounting principles.

Evans and Bennett LLP
Certified Public Accountants

May 2, 2003

CRAWFORD & SONS, LTD.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

ASSETS

Cash and cash equivalents (Note 1)	$ 52,834
Cash - segregated under regulations (Notes 1 and 2)	0
Accounts receivable (Notes 3 and 13)	0
Other current assets	39,059
Property and equipment - net (Notes 1 and 4)	28,265
Deferred income taxes receivable (Note 10)	2,800
	$122,958

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Capital lease agreement payable (Note 5)	$ 1,283
Accrued expenses and other liabilities (Note 8)	6,920
Total liabilities	8,203
Stockholder's equity:	
Common stock - no par - 200 shares authorized, 100 shares issued and outstanding	5,000
Paid-in capital	68,532
Retained earnings	41,223
Total stockholder's equity	114,755
	$122,958

A copy of the most recent annual report form X-17a-5 of the firm is available for examination at the principal office of the firm at Fayetteville, New York as well as at the regional (New York City) office of the Securities and Exchange Commission.

The accompanying notes are an integral part of this financial statement

CRAWFORD & SONS, LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2003

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Crawford & Sons, Ltd. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission. The Company is engaged principally in the brokerage of unregistered lease, mortgage and commercial loan portfolios sold by banks and leasing companies to other banks and financial institutions.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers certificates of deposit purchased with an original maturity of 6 months or less and money market accounts to be cash equivalents. The certificates of deposit are subject to a withdrawal penalty equal to one month's interest.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

CRAWFORD & SONS, LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2003

Note 1. Summary of Significant Accounting Policies (continued)

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis, the day the transaction is executed.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment and fixtures.

Note 2. Cash - Segregated Under Regulations

Cash of $0 has been segregated in a special reserve bank account for the benefit of customers under rule 15c-3-3 of the Securities and Exchange Commission since none was required as of March 31, 2003.

Note 3. Accounts Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include various financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced a credit risk related loss from these transactions during the reporting period. The Company uses the direct write-off method to record its bad debts in the year they are deemed uncollectible (see Note 13).

Note 4. Property and Equipment - Net

A schedule of property and equipment at March 31, is as follows:

Equipment and fixtures	$ 52,210
Accumulated depreciation	(23,945)
Property and equipment - net	$ 28,265

Property and equipment-net includes capitalized lease equipment of $9,718 and accumulated amortization of $2,915.

Depreciation expense (which includes capital lease amortization of $1,944) was $9,841 for the year ended March 31, 2003.

Note 5. Capital Lease Agreement Payable

5 Star Business Machines, 24 month capital lease agreement in installments of $215 per month with no imputed interest, ownership transfers to the Company at the conclusion of the agreement	$ 1,283
Current maturities	(1,283)
Long-term portion	$ 0

Note 6. Net Capital Requirements

As a registered broker-dealer, Crawford & Sons, Ltd. is subject to the requirements of rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its objective being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On March 31, 2003, the Company's aggregate indebtedness and net capital were $8,203 and $43,598, respectively, a ratio of (.19 to 1) and net capital exceeded the minimum capital requirement of $5,000 by $38,598.

CRAWFORD & SONS, LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2003

Note 7. Commitments and Contingencies

The Company leases office space from its sole stockholder on an annual renewable basis at a monthly rate of $600. The Company is also responsible for utilities, real estate taxes and maintenance.

Rent expense was $0 for the year ended March 31, 2003.

The Company is leasing automobiles under employee reimbursement agreements for various periods at a monthly rate of $409. Lease expense, which included pro rata capitalized cost reduction expense, was $14,049 for the year ended March 31, 2003.

Note 8. Retirement Plans

The Company sponsors both a noncontributory defined benefit pension plan and a noncontributory profit sharing plan. Cash funds, various investments and insurance contracts fund both plans. Contributions are determined by specific parameters governed by actuarial assumptions. The Company made no contribution to the profit sharing plan for the year ended March 31, 2003. Actuarial information for the defined benefit pension plan as of May 1, 2002 was as follows:

Present value of accrued benefits	$1,573,948
Market value of fund assets	960,102
Excess of accrued benefits over market value	$ 613,846

The Company is in the process of terminating the defined benefits pension plan. In conjunction with the termination, the stockholder and related participants will accept reduced benefits, thereby allowing for no additional Company contribution in order to terminate. An estimate of fees associated with the termination of $5,000 has been accrued at March 31, 2003 and is reported as part of accrued expenses and other liabilities.

This note does not comply with the guidelines as stated in FASB No. 87.

Note 9. Off-Balance-Sheet Credit Risk

The Company did not engage in proprietary trading of volatile securities such as short options and futures. The Company does not have any positions in its inventory in a volatile market.

Note 10. Income Taxes

A summary of the Company's tax provision is as follows:

Federal:	
Current - refunds	$ (26,628)
Deferred	5,100
Total federal	(21,528)
State:	
Current - refunds (net of current year expense of $325)	(425)
Deferred	400
Total state	(25)
Totals	$ (21,553)

Taxes Deferred

SFAS-109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, the accounting standard requires the recognition of future tax benefits, such as net operating loss carryforwards and investment tax credits to the extent that realization of such benefits is more likely than not. The tax effects of the temporary differences and carryforwards that give rise to the cumulative adjustment and deferred taxes are as follows and are calculated at a 21% effective tax rate.

Deferred tax assets:	
Accrued expenses and other liabilities	$ 1,445
Deferred expenses	1,355
	$ 2,800

Note 11. Risks and Uncertainties

Approximately 98% of the Company's commission income was derived from one customer.

Note 12. Related Party Transactions

As mentioned in Note 7, the Company leases its facilities from its sole stockholder on an annual renewable basis at a monthly rate of $600. No rent was paid during the year ended March 31, 2003. Operating expenses were paid in lieu of rent.

Note 13. Contingencies

The Company had accrued commission income at March 31, 2002 in the amount of $163,305, due from a customer with whom the Company earned about 85% of its commission income. Because of certain questionable business practices and ensuing insolvency, the customer is being sued by a number of its customers.

Collectibility of the accrued commissions is highly questionable, therefore the Company has elected to treat the entire balance as uncollectible and had written the amount off as of March 31, 2002.

The Company has retained counsel to pursue collection of a certain amount of the Company's profit sharing plan assets, which have been misappropriated by the customer. Neither management nor corporate counsel is in a position to render an opinion as to the outcome of any legal proceedings.